FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of May 2017

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . .. . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

SANTANDER UK GROUP HOLDINGS PLC AND SANTANDER UK PLC (together "Santander UK")

22 May 2017

Santander UK announces that Bruce Carnegie-Brown will be stepping down from the Boards of Santander UK on 1 June 2017. He will remain on the Board of Banco Santander, S.A. as Vice Chairman and Lead Independent Director.

For media enquiries, please contact:

Andy Smith, Head of Media Relations

Tel: +44 (0) 20 7756 4212

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 22 May 2017	By / s / Marc Boston
(Authorised Signatory)